EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations through the eyes of our management. We recommend that you read this in conjunction with our consolidated financial statements for the period ended September 30, 2009.  We also recommend that you read our amended management’s discussion and analysis and amended consolidated financial statements for the three months ended March 31, 2009, which reflect the initial presentation of our results and financial position under International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), as well as our consolidated financial statements for the year ended December 31, 2008, which were prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP), and our management’s discussion and analysis for the year ended December 31, 2008. References in this discussion to “$” and “US$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “£” are to British pounds sterling. References to our “2008 annual report” are to our annual information form and annual report on Form 40-F for the year ended December 31, 2008. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.  References to “Reuters” are to Reuters Group PLC, which we acquired on April 17, 2008. This management's discussion and analysis also contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Some of these factors include those identified in the section entitled “Cautionary Note Concerning Factors That May Affect Future Results”. This management’s discussion and analysis is dated as of November 4, 2009.

OVERVIEW

Our Business and Strategy

Who we are and what we do – We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through more than 50,000 people in over 100 countries, we deliver this must-have insight to the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world’s most trusted news organization.

How we make money – We serve a wide variety of customers with a single, tested business model. We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets.  Within each of the markets we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

Our operational structure — We are organized in two divisions:

•	Markets, which consists of our financial and media businesses; and

•	Professional, which consists of our legal, tax and accounting, and healthcare and science businesses.

We also report a Corporate and Other category that principally includes corporate expenses, certain share-based compensation costs, certain fair value adjustments and integration program costs. In 2008, this category also included transaction costs associated with the Reuters acquisition.

Our business environment – We are a global business and many of our customers have operations around the world. This is an important element of our growth strategy. We operate in over 100 countries and, accordingly, we need to ensure our offerings reflect the global economy, our brand has international appeal, and our global footprint allows us to capitalize on new opportunities such as the growth of professional workers in emerging economies and the expansion of our existing customers into new geographic areas.

Although the global financial services market is recently improving, our customers have remained extremely cost conscious. Transactions are beginning to increase, and it appears that financial services-related layoffs are now subsiding. Growth in emerging markets appears to be increasing faster than growth in developed markets, and in the third quarter of 2009, our business in China increased nearly double digits while our business in Brazil grew 20%.

In the professional markets that we serve, both the tax and accounting and healthcare and science industries have performed well during this economic cycle. In the legal market, demand has recently been down across all law firm practice areas except for bankruptcy. However, the legal market appears to have hit a low point in the first half of this year and has started to recover with law firm billing rates up almost 4% in the third quarter of 2009 compared to the prior year.

Our 2009 priorities – Despite the challenging business environment, we continue to focus on our priorities for 2009 which are to:

•	Integrate Thomson and Reuters businesses to drive long-term growth and capture synergies;

•	Capitalize on a global brand and presence to drive international growth; and

•	Achieve scale economics and make the whole of Thomson Reuters greater than the sum of its parts.

Our corporate structure – On September 10, 2009, we completed the previously announced unification of our dual listed company (DLC) structure.  As a result, we now operate under a more traditional single parent company  structure, with Thomson Reuters Corporation as our parent company. Unification was a change to our corporate structure that did not impact our global businesses, operations, strategy, financial position or employees.

Under unification, we exchanged each outstanding Thomson Reuters PLC ordinary share for one Thomson Reuters Corporation common share and each outstanding Thomson Reuters PLC American Depositary Share (ADS) was exchanged for six Thomson Reuters Corporation common shares. The former holders of Thomson Reuters PLC ordinary shares and existing holders of Thomson Reuters Corporation common shares, including our controlling shareholder, The Woodbridge Company Limited, or Woodbridge, continue to have the same ownership interest in Thomson Reuters after unification as they did immediately prior to unification. Thomson Reuters Corporation common shares are listed on the Toronto and New York stock exchanges. Thomson Reuters PLC was renamed Thomson Reuters UK Limited and became a wholly-owned subsidiary of Thomson Reuters Corporation. See the section of this management’s discussion and analysis entitled “Liquidity and Capital Resources” for more information.

Our financial statements — Our financial statements are prepared in accordance with IFRS. We applied accounting policies under IFRS commencing with our amended interim financial statements for the three months ended March 31, 2009 that were filed on July 23, 2009. Previously, our financial statements were prepared in accordance with Canadian GAAP. Our financial statements include the accounts of all our subsidiaries, including those of Thomson Reuters UK Limited. This basis of presentation is unchanged as a result of unification.

Results for Reuters are included in our consolidated financial statements beginning April 17, 2008. For informational purposes, we have also included Thomson Reuters results for the nine months ended September 30, 2008 on a pro forma basis in this management’s discussion and analysis, which present the hypothetical performance of our business as if we had acquired Reuters on January 1, 2007. See the sections of this management’s discussion and analysis entitled “Acquisition of Reuters” and “Results of Operations” for more information.

Seasonality

Prior to the acquisition of Reuters, our revenues and operating profits from continuing operations were proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. Our operating margins historically increased as the year progressed.  For these reasons, performance was not comparable quarter to consecutive quarter and was best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues and profits have not historically fluctuated as significantly throughout the year, the seasonality of our revenues and operating profits is now less pronounced. Accordingly, performance remains not comparable quarter to consecutive quarter and is best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Acquisition of Reuters

On April 17, 2008, we acquired Reuters for approximately $16 billion. We combined the operations of Reuters with the former Thomson Financial segment to create a global leader in electronic information services, trading systems and news.

For additional details on the acquisition of Reuters, see note 6 to our financial statements for the nine months ended September 30, 2009.

Integration Program

We achieved $975 million of run-rate savings (against a total program target of $1.4 billion by year-end 2011) as of September 30, 2009. We expect to achieve run-rate savings of at least $1 billion by year-end 2009.

The savings achieved to date have been primarily from headcount reductions to eliminate redundant positions and the retirement of legacy products.  The expected remaining savings are expected to come primarily from technology and product rationalization.  In 2009, we are focused on this next phase of the Reuters acquisition integration, which includes:

•	Retiring additional legacy products and systems;

•	Consolidating data centers;

•	Rolling out new strategic products; and

•	Capturing revenue synergies.

Since these projects are longer in term, we expect increases in the program’s run rate savings to be slower than what has been achieved thus far.

The table below summarizes the run-rate savings we have achieved and the minimum savings targets (including legacy efficiency programs) we expect to achieve by the end of 2009.  Additionally, we set forth the savings targets we expect by program completion in 2011 and the actual and projected costs to achieve these savings.

	Nine months ended		Year ended
	September 30,		December 31,
						Total
						Program
	2008	2009	2008		2009	Target
(millions of U.S. dollars)	Actual	Actual	Actual		Target	(by 2011)
Run-Rate Savings	550	975	750		1,000	1,420
One-time Costs	310	343	468	*	500	1,300	*

* 2008 and total program costs exclude $68 million of transaction-related expenses.

Costs associated with these efforts primarily include severance and consulting expenses as well as costs associated with certain technology initiatives and branding. Because these are corporate initiatives, integration program expenses are reported within the Corporate & Other.

Use of Non-IFRS and Pro Forma Financial Measures

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. We have historically reported on non-IFRS financial results as we believe their use provides more insight into our performance.

As the Reuters acquisition closed on April 17, 2008, our 2009 results include the impact of the acquisition for the entire period, whereas 2008 only includes results from the closing date.  Due to the significant impact of the Reuters acquisition on our results, we also include results for the nine months ended September 30, 2008 on a pro forma basis to reflect the acquisition from the beginning of the period. This provides a more meaningful comparison of our performance for the nine months ended September 30, 2009 to 2008. Pro forma results do not reflect the actual results of our business.

The following is a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow.

•
Revenues and operating profit from ongoing businesses.  We believe our revenues and operating profit are best measured based on our ability to grow our ongoing businesses over the long term. Accordingly, we evaluate our revenue and operating profit excluding results from disposals, which are defined as businesses sold or held for sale that do not qualify for discontinued operations classification.

•
Underlying operating profit and underlying operating profit margin.  We adjust our operating profit to exclude amortization of other intangible assets, impairment charges, fair value adjustments, integration program costs, other operating gains and losses and the results of disposals. We refer to this measure as underlying operating profit. Our underlying operating profit margin is underlying operating profit expressed as a percentage of revenues from ongoing businesses. We use these measures to assist in comparisons from one period to another as they provide a useful basis to evaluate operating profitability and performance trends by removing the impact of items which distort the performance of our operations. See the reconciliation of underlying operating profit to the most directly comparable IFRS measure in the “Results of Operations” section of this management’s discussion and analysis.

•
Adjusted earnings and adjusted earnings per share from continuing operations. We measure our earnings attributable to common shareholders and per share before the pre-tax impacts of amortization of other intangible assets. We further adjust these measures for the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals, other net finance costs or income, our share of post-tax earnings in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares. We refer to these amounts as adjusted earnings from continuing operations and adjusted earnings per share from continuing operations. We use these measures to assist in comparisons from one period to another.  Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

In interim periods, we adjust our reported earnings and earnings per share to reflect a normalized effective tax rate.  Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income. Because the seasonality of certain of our businesses affects our geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, we believe that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

See the reconciliation of adjusted earnings from continuing operations to the most directly comparable IFRS measure in the “Results of Operations” section of this management’s discussion and analysis.

•
Net debt.  We define our net debt as our total indebtedness, including associated fair value hedging instruments (swaps) on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt. See the reconciliation of this measure to the most directly comparable IFRS measure in the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

•
Free cash flow. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions. See the reconciliation of this measure to the most directly comparable IFRS measure in the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to measures of financial performance calculated in accordance with IFRS.

RESULTS OF OPERATIONS

Basis of Presentation

We discuss our results from continuing operations as presented in our income statement. Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from businesses classified as discontinued operations. In order to compare the performance of our ongoing businesses, we remove the results of businesses that could not be classified as discontinued operations. Therefore, our results from ongoing businesses exclude both discontinued operations and other businesses sold or held for sale. In analyzing our revenues, we measure the performance of existing businesses, the impact of acquired businesses and of foreign currency.

Consolidated Results – IFRS and Pro Forma Results

The following table summarizes selected financial information:

	Three months ended		Nine months ended
(unaudited)	September 30,		September 30,
				Pro Forma
(millions of U.S. dollars, except per share amounts)	2009	2008	2009	2008

Revenues	3,216	3,339	9,640	10,046
Operating profit	378	553	1,229	1,309
Revenues from ongoing businesses	3,212	3,331	9,621	9,977
Underlying operating profit	711	690	2,094	1,992
Underlying operating profit margin	22.1%	20.7%	21.8%	20.0%
Adjusted earnings from continuing operations	359	392	1,179	1,095
Adjusted earnings per share from continuing operations	$0.43	$0.47	$1.41	$1.31

As the Reuters acquisition was completed in the second quarter of 2008, our IFRS basis results for the third quarter of 2009 are comparable to 2008. However, we compared our results of operations for the nine months ended September 30, 2009 to pro forma financial information for the nine months ended September 30, 2008 because the period-to-period comparison of our IFRS results did not allow for a sufficient understanding of the underlying trends of our business due to the timing of the closing of the Reuters acquisition and certain special items. Because our pro forma results for the nine months ended September 30, 2008 include the effects of the Reuters acquisition from the beginning of the period, we believe they provide a more meaningful basis of comparison against our 2009 performance for the comparable period. Our 2008 pro forma information:

•	was not audited;

•
was prepared on a basis as though the acquisition closed on January 1, 2007 and is for informational purposes only, and because of its nature, addresses a hypothetical situation and, therefore, does not represent our actual results;

•	contains adjustments based on information current as of our management’s discussion and analysis for the year ended December 31, 2008;

•
was calculated in a manner consistent with the preparation of the unaudited pro forma information included in Appendix A of our management’s discussion and analysis for the year ended December 31, 2008, except for our adoption of IFRS; and

•
was not adjusted to reflect any matters not directly attributable to the acquisition. No adjustment, therefore, was made to periods prior to the closing date (April 17, 2008) for actions which have or may be taken upon completion of the acquisition, such as any of our integration plans. See Appendix A of this management’s discussion and analysis for further discussion and the calculation of the pro forma results.

Foreign currency effects. In 2009, the U.S. dollar strengthened against other major currencies, such as the British pound and Euro, compared to 2008. This strengthening negatively impacted the amount of our revenues in U.S. dollars, but had a positive effect on operating profit margins for both the three and nine months ended September 30, 2009 compared to the prior year periods.

Revenues.  Revenues decreased 4% in both the three and nine months ended September 30, 2009 compared to the prior year periods.  The following table provides information about our revenues:

	Three months ended
(millions of U.S. dollars)	September 30,		Percentage change due to:
	2009	2008	Existing businesses		Acquired businesses	Foreign currency		Total
Revenues from ongoing businesses	3,212	3,331	(2%	)	-	(2%	)	(4%	)
Revenues from disposals	4	8	n/m		n/m	n/m		n/m
Revenues	3,216	3,339	n/m		n/m	n/m		(4%	)

	Nine months ended
(millions of U.S. dollars)	September 30,		Percentage change due to:
	2009	Pro Forma 2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues from ongoing businesses	9,621	9,977	-	1%	(5%	)	(4%	)
Revenues from disposals	19	69	n/m	n/m	n/m		n/m
Revenues	9,640	10,046	n/m	n/m	n/m		(4%	)

n/m = not meaningful.

Revenues from ongoing businesses decreased 4% in the three months ended September 30, 2009. Excluding the effects of foreign currency, revenues for the three-month period decreased 2% as a result of lower revenues from non-subscription and print offerings that have been more sensitive to the economic environment. These decreases more than offset increases in our Legal subscriptions and higher revenues from our Tax & Accounting and Healthcare & Science segments, which have been largely insulated from the economic cycle. Markets division recurring subscription revenues decreased slightly due to lower desktop revenues resulting from financial sector job cuts more than offsetting revenue increases from our Enterprise business. Given the subscription nature of our business, the impact from lower net sales (gross sales less cancellations) on our reported revenues tends to lag the economic cycle.  This dynamic is impacting our revenue growth rates. However, we experienced improvement in net sales in the third quarter relative to the second quarter of 2009.

Revenues from ongoing businesses decreased 4% in the nine months ended September 30, 2009. Excluding the effects of foreign currency, revenues for the nine-month period increased 1% due to acquired businesses, primarily our December 31, 2008 acquisition of Paisley, a provider of governance, risk and compliance solutions in our Tax & Accounting segment, as well as other tactical acquisitions. The nine-month period also benefited from certain one-time revenues in our Markets division realized in the second quarter.

Operating profit.  The following table provides information about our operating profit, including a reconciliation to underlying operating profit:

	Three months ended September 30,		Nine months ended September 30,
				Pro Forma
(millions of U.S. dollars)	2009	2008	2009	2008
Operating profit	378	553	1,229	1,309
Adjustments:
Amortization of other intangible assets	124	126	367	386
Integration program costs	148	96	343	310
Fair value adjustments	47	(61)	135	(77)
Disposals	7	5	13	4
Other operating losses (gains), net	7	(29)	7	(29)
Impairment of assets held for sale	-	-	-	89
Underlying operating profit	711	690	2,094	1,992
Underlying operating profit margin	22.1%	20.7%	21.8%	20.0%

For the three months ended September 30, 2009, operating profit decreased $175 million, or 32%, compared to the prior year. For the nine months ended September 30, 2009, operating profit decreased $80 million, or 6%, compared to the prior year. These decreases were primarily the result of higher Corporate & Other costs that included spending associated with our integration programs and unfavorable fair value adjustments. Integration program costs varied in each period due to the mix and timing of spending.  Fair value adjustments were associated with foreign currency embedded derivatives, and reflected foreign currency exchange rates of the respective periods. The nine month period of the prior year also included an impairment charge of $89 million for our Dialog business, which was sold in July 2008.

For the three months ended September 30, 2009, underlying operating profit increased $21 million or 3% compared to the prior year and the corresponding profit margin increased 140 basis points to 22.1%. For the nine months ended September 30, 2009, underlying operating profit increased $102 million, or 5%, compared to the prior year period and the corresponding profit margin increased 180 basis points to 21.8%. In each period, the improvement in profit margin was due to the favorable effects of foreign currency, integration-related savings and tight cost controls. Foreign currency represented 90 basis points of the improvement in profit margin for the three-month period and 100 basis points of the improvement for the nine-month period.

Adjusted earnings and adjusted earnings per share from continuing operations. The table below presents our adjusted earnings calculation for the three months and nine months ended September 30, 2009 compared to our adjusted earnings for the comparable periods in 2008.

	Three months ended		Nine months ended
	September 30,		September 30,
				Pro Forma
(millions of U.S. dollars, except per share amounts)	2009	2008	2009	2008
Earnings attributable to common shareholders (1)	162		667
Adjustments:
Disposals	7		13
Fair value adjustments	47		135
Other operating losses, net	7		7
Other finance costs	7		64
Other non-operating charge	326		326
Share of post-tax earnings in equity method investees	(1)		(2)
Tax on above	4		(32)
Interim period effective tax rate normalization (2)	44		9
Amortization of other intangible assets	124		367
Discrete tax items (3)	(356)		(356)
Discontinued operations	(11)		(17)
Dividends declared on preference shares	(1)		(2)
Adjusted earnings from continuing operations	359	392(4)	1,179	1,095(4)
Adjusted earnings per share from continuing operations	$0.43	$0.47(4)	$1.41	$1.31(4)

(1)	Upon unification, all Thomson Reuters PLC ordinary shares were exchanged for Thomson Reuters Corporation common shares on September 10, 2009.

(2)	The normalized effective tax rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period.

(3)
Discrete tax items include a $326 million tax benefit which offset the “Other non-operating charge”, as well as $30 million in other tax benefits recognized in three months ended September 30, 2009. See the discussion below entitled “Tax expense” for additional information.

(4)
In 2008, we calculated our adjusted earnings by deducting from underlying operating profit certain normally recurring items appearing below operating profit on the income statement. Additionally, we deducted costs associated with our integration program as well as earnings attributable to non-controlling interests and dividends declared on preference shares. The calculation of adjusted earnings and adjusted earnings per share for the three and nine months ended September 30, 2008 is included in Appendix A of this management’s discussion and analysis.

Our adjusted earnings and adjusted earnings per share from continuing operations decreased in the three months ended September 30, 2009 compared to the prior year. This decrease was due to higher integration-related costs. For the nine months ended September 30, 2009, adjusted earnings and adjusted earnings per share from continuing operations were higher than the prior year as a result of an increase in underlying operating profit and a lower effective tax rate.

Consolidated Results – IFRS Basis

The following table summarizes selected financial results for the periods indicated:

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars, except per share amounts)	2009	2008	2009	2008
Revenues	3,216	3,339	9,640	8,312
Operating profit	378	553	1,229	1,035
Earnings from continuing operations	156	417	668	770
Net earnings	167	406	685	755
Earnings attributable to common shareholders (1)	162	404	667	747
Diluted earnings per share from continuing operations (1)	$0.18	$0.50	$0.78	$1.00
Diluted earnings per share (1)	$0.19	$0.49	$0.80	$0.98

(1)	Upon unification, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares on September 10, 2009.

Revenues. The discussion of our revenue performance for the three months ended September 30, 2009 compared to the prior year on an IFRS basis is included within the section above entitled “IFRS Basis and Pro Forma Basis Information.”

For the nine months ended September 30, 2009, revenues increased 16% compared to the prior year period. The increase was comprised of 21% from acquired businesses offset by a 5% unfavorable impact from foreign currency. The contributions from acquired businesses were primarily attributable to the Reuters acquisition, which was completed April 17, 2008, as well as our acquisition of Paisley, which is part of our Tax & Accounting segment. Revenue increases were also attributable to increases from existing businesses in our Professional division, particularly in our Tax & Accounting and Healthcare & Science segments.

Operating profit.  The discussion of our operating profit performance for the three months ended September 30, 2009 compared to the prior year on an IFRS basis is included within the section above entitled “IFRS Basis and Pro Forma Basis Information.”

For the nine months ended September 30, 2009, operating profit increased 19% compared to the prior year period, which only included the results of the acquired Reuters business beginning from April 17, 2008. For the nine months ended September 30, 2009, operating profit reflected higher integration program costs and unfavorable fair value adjustments. Operating profit also reflected the benefits from the favorable effects of savings from integration programs and cost controls. The prior year nine-month period reflected impairment charges related to the disposal of our Dialog business and Reuters transaction-related costs.

Operating expenses.  For the three months ended September 30, 2009, operating expenses were comparable to the prior year. Excluding the effects of fair value adjustments, operating expenses decreased $91 million or 4% due to integration-related savings, cost management, the benefits of foreign exchange and lower costs associated with the decrease in recoveries revenues in our Markets division. See “Segment Results” for additional information. Staff costs, which include salaries, bonuses, commissions, benefits, payroll taxes and share-based compensation, represented almost 50% of our expenditures and were comparable to the prior year.

For the nine months ended September 30, 2009, operating expenses increased approximately $1.0 billion or 16%, reflecting additional expenses from the acquired Reuters business, which was not owned for the entire comparative period.

Depreciation.  Depreciation expense for the three months ended September 30, 2009 was slightly higher than that of the prior year period as higher expense from capital expenditures was partially offset by a benefit from foreign currency.

For the nine months ended September 30, 2009, depreciation expense increased $81 million, or 28%, compared to the prior year period. These results reflected increased expense associated with the acquired Reuters assets, as well as capital expenditures from existing businesses.

Amortization of computer software. Amortization of computer software for the three months ended September 30, 2009 was slightly less than the prior year primarily due to a benefit from foreign currency.

For the nine months ended September 30, 2009, amortization of computer software increased $60 million, or 17%, compared to the prior year period. These results reflected increased expense associated with the acquired Reuters assets, as well as capital expenditures from existing businesses.

Amortization of other intangible assets. Amortization of other intangible assets for the three months ended September 30, 2009 was comparable to the prior year, reflecting amortization of the acquired Reuters assets for the entire three-month period in both years. For the nine months ended September 30, 2009, amortization of other intangible assets increased $61 million, or 20%, compared to the prior year. This increase reflected amortization of the acquired Reuters assets for the entire nine-month period in the current year whereas the prior year only reflected amortization beginning from April 17, 2008. For both the three-month and nine-month periods, relative to our other businesses, amortization of other intangible assets approximated that of the prior year as increased expense from newly-acquired assets was offset by the completion of amortization for certain identifiable intangible assets acquired in previous years.

Impairment of assets held for sale. In conjunction with our decision to sell our Dialog business, we recognized a charge of $89 million for the impairment of its intangible assets in the three months ended June 30, 2008.

Other operating (losses) gains, net. Other operating losses for the three months and nine months ended September 30, 2009 were primarily comprised of a loss on the sale of PDR (Physicians’ Desk Reference), which was formerly part of the Healthcare & Science segment.

Other operating gains for the three months and nine months ended September 30, 2008 were primarily comprised of a gain from the sale of a copy of the Worldscope database, which was a required divestiture in order to obtain antitrust clearance for the Reuters acquisition.

Net interest expense.  Net interest expense for the three months ended September 30, 2009 of $122 million was $13 million higher than the prior year due to interest on uncertain tax positions. For the nine months ended September 30, 2009, net interest expense of $322 million reflected higher borrowings associated with financing the Reuters acquisition as compared to the prior year. Net interest expense for the nine months ended September 30, 2008 reflected interest income from the investment of the proceeds from the sale of our former Learning businesses in money market funds prior to using these funds towards the cash portion of the Reuters acquisition consideration on May 1, 2008.

Other finance (costs) income. Other finance costs were $7 million and $64 million for the three and nine months ended September 30, 2009, respectively. These amounts included a $35 million loss associated with our exercise of rights to redeem certain debt securities prior to their maturity as discussed in the section below entitled “Financial Position”. Other finance income was $90 million and $18 million for the three and nine months ended September 30, 2008, respectively. Amounts for all periods presented included losses on freestanding derivatives, ineffectiveness on certain hedging derivative instruments and gains or losses from changes in foreign currency exchange rates on certain intercompany funding arrangements. Accounting rules require that foreign currency gains and losses on intercompany arrangements are recognized in earnings when these arrangements are settled, or when they are not considered permanent in nature. The nine-month period in the prior year also included losses from changes in foreign currency exchange rates on the cash consideration for the Reuters acquisition. See the section entitled “Hedging Program for Reuters Consideration” for further discussion.

Other non-operating charge. In connection with an anticipated intercompany sale of assets, we recorded a $326 million reduction to goodwill as expense in the three months ended September 30, 2009 income statement. This amount was offset by an equivalent income tax benefit, such that there was no net impact on earnings from this adjustment. The adjustment relates to an intercompany sale of assets which will be completed in a tax free manner by using previously unrecognized tax losses which were obtained as part of the acquisition of a business. As such, IFRS 3, Business Combinations and IAS 12, Income Taxes, require that when acquired tax losses are subsequently recognized, there must also be an offsetting reduction to goodwill. There was no cash impact from this adjustment.

Share of post-tax earnings in equity method investees.  Our share of post-tax earnings in equity method investees for the three and nine months ended September 30, 2009 were $1 million and $2 million, respectively. These amounts were comparable to the prior year periods.

Tax benefit (expense). Tax benefit (expense) for the three and nine months ended September 30, 2009 and 2008 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Seasonality in our businesses can affect our geographic mix of pre-tax profits and losses in interim periods and, therefore, tax expense in interim periods is not necessarily indicative of tax expense for the full year.

In the three months ended September 30, 2009, we recorded a $326 million tax benefit for capital losses that will be used in connection with an anticipated intercompany sale of assets as it became probable that these capital losses would be realized. Specifically, the intercompany sale will be completed in a tax free manner by using previously unrecognized tax losses which were obtained as part of the acquisition of a business. IFRS 3, Business Combinations and IAS 12, Income Taxes, require that when acquired tax losses are subsequently recognized, there must also be an offsetting reduction to goodwill. Accordingly, a reduction to goodwill was recorded in the three months ended September 30, 2009 as expense below operating profit. There was no impact to net earnings or cash as a result of these adjustments.

We will have further adjustments to tax expense when we complete the intercompany sale, which is currently anticipated to occur in the fourth quarter of 2009. At that time, we will release deferred tax liabilities that will no longer be required and we will write off the tax asset we established in the third quarter of 2009. The net benefit to earnings at the time of completion is expected to be approximately $225 million, with no impact to cash.

We recognized a $30 million tax benefit in the third quarter of 2009 as a result of negotiations with tax authorities for intercompany interest payments not previously considered deductible for tax purposes.

Excluding these tax benefits, we expect the full year 2009 effective income tax rate on our adjusted earnings to be in the range of 20% to 22% compared to 25% in 2008.

Net earnings and earnings per share. Net earnings were $167 million for the three months ended September 30, 2009 compared to net earnings of $406 million for the prior year period. Diluted earnings per share were $0.19 for the three months ended September 30, 2009 compared to $0.49 for the prior year period.  Net earnings and the related per share amount decreased for the three-month period compared to the prior year primarily due to unfavorable fair value adjustments and higher integration program costs. Net earnings were $685 million for the nine months ended September 30, 2009 compared to net earnings of $755 million for the prior year period.  Diluted earnings per share were $0.80 for the nine months ended September 30, 2009 compared to $0.98 for the prior year period. Net earnings decreased as higher operating profit was more than offset by increased interest expense.  Diluted earnings per share also reflected an increase in our number of shares outstanding, as we issued approximately 194 million shares as part of the Reuters acquisition consideration on April 17, 2008.

Segment Results

A discussion of the operating results of each segment follows. Our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before (i) amortization of other intangible assets; (ii) other operating gains and losses; and (iii) asset impairment charges. We use this measure for our segments because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

As with our consolidated results, the IFRS basis results of the Markets division for the third quarter of 2009 are comparable to 2008. However, we compare the results of our Markets division for the nine months ended September 30, 2009 to pro forma financial information for the nine months ended September 30, 2008 because the period-to-period comparison of our IFRS results does not allow for a sufficient understanding of the underlying trends of our business due to the timing of the closing of the Reuters acquisition.  Results for our Professional division were not impacted by the Reuters acquisition.

We have reclassified certain revenue streams within our Markets segment from our Media business unit to our Sales & Trading business unit as described within the “Markets division” results of operations discussion below.  We have also restated our 2008 segment results to be comparable to our 2009 presentation as described within the “Professional division” results of operations discussion below.

Markets division

IFRS Basis and Pro Forma Basis Results

	Three months ended
	September 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses		Acquired businesses	Foreign currency		Total
Revenues
Sales & Trading (1)	881	970	(6%	)	-	(3%	)	(9%	)
Investment & Advisory	570	600	(5%	)	-	-		(5%	)
Enterprise	318	307	8%		-	(4%	)	4%
Media (1)	90	105	(10%	)	-	(4%	)	(14%	)
Markets division total	1,859	1,982	(4%	)	-	(2%	)	(6%	)

Segment operating profit	369	336						10%
Segment operating profit margin	19.8%	17.0%

	Nine months ended
	September 30,		Percentage change due to:
(millions of U.S. dollars)	2009	Pro Forma 2008	Existing businesses		Acquired businesses	Foreign currency		Total
Revenues
Sales & Trading (1)	2,674	2,959	(3%	)	-	(7%	)	(10%	)
Investment & Advisory	1,731	1,789	(1%	)	-	(2%	)	(3%	)
Enterprise	946	945	8%		-	(8%	)	-
Media (1)	270	325	(8%	)	-	(9%	)	(17%	)
Markets division total	5,621	6,018	(1%	)	-	(6%	)	(7%	)

Segment operating profit	1,130	1,041						9%
Segment operating profit margin	20.1%	17.3%

(1)
Results for 2008 have been restated to reflect the 2009 presentation. Effective January 1, 2009, a business previously reported within Media was transferred to Sales & Trading to align these results with our current management structure.

For the three months ended September 30, 2009, revenues decreased 6% compared to the prior year period. Excluding the effects of foreign currency, revenues decreased 4% compared to the prior year period. The revenue decrease reflected the impact on our subscription revenues from lower year-to-date net sales as well as lower transaction, recoveries and outright revenues. Given the subscription nature of our business, the impact from lower net sales on our reported revenues tends to lag the economic cycle. While net sales for the quarter remained negative, there was an improvement from the second quarter of 2009. Subscription revenues declined less than 1% for the three-month period compared to the prior year, as lower desktop revenues resulting from financial sector job cuts more than offset revenue increases from our Enterprise business. Transaction revenues declined 15%, primarily due to lower volumes in our foreign exchange business. Recoveries, which are low margin revenues that we collect and pass-through to a third-party provider, such as stock exchange fees, declined 11% due to cost control among users and certain exchanges moving toward direct billing of their customers. Outright revenues declined 19% as a result of lower sales of our large software systems.

For the nine months ended September 30, 2009, revenues decreased 7% compared to the prior year period. Excluding the effects of foreign currency, revenues decreased 1% compared to the prior year period. Although subscription revenues increased in the period, the increase was more than offset by lower transaction, recoveries and outright revenues. The drivers for the nine-month period were similar to the three-month period.

Geographically, for the three-month period, revenues in Asia were comparable to the prior year, but decreased 3% in Europe, the Middle East and Africa (EMEA) and 6% in the Americas. For the nine-month period, revenues increased in Asia and EMEA, but were more than offset by decreases in the Americas.

An analysis of revenues from our existing businesses is as follows:

•
Sales & Trading revenues decreased 6% and 3% for the three months and nine months ended September 30, 2009, respectively, compared to the prior year periods, despite increased revenues from Commodities & Energy and Tradeweb. The decreases were primarily due to lower recoveries, lower foreign exchange (F/X) transaction volumes and declines in desktop subscriptions resulting from headcount reductions. Our decisions to shut down certain legacy products as part of our integration also impacted revenues.

•
Investment & Advisory revenues decreased 5% and 1% for the three months and nine months ended September 30, 2009, respectively, compared to the prior year periods, reflecting continued pressure across customers of Investment Management, Corporate Services and Wealth Management to reduce costs and headcount. The decreases in Investment Management and Wealth Management were due to lower desktop revenues, which more than offset increased revenues for high value advanced analytics. Investment Banking recovered well in the third quarter of 2009, with revenues relatively unchanged compared to 2008 and the sector showing lower cancellations and increased usage revenues. Revenues from our Corporate Services customers decreased in the three-month period due to client cost controls, but remain slightly ahead of the prior year nine-month period.

•
Enterprise revenues increased 8% for both the three months and nine months ended September 30, 2009 compared to the prior year periods. Enterprise continued to benefit from strong customer demand for datafeeds, driven by increased regulatory and reporting requirements and the need to reduce costs through automation of front, middle and back office processes. Enterprise Information revenues increased due to continued customer demand for pricing and reference data and low latency feeds to power trading system. Trade & Risk Management solutions increased in the three-month period, helping to bring revenues for the nine-month period nearly comparable to the prior year, as clients committed on previously delayed buying decisions.

•
Media revenues decreased 10% and 8% for the three months and nine months ended September 30, 2009, respectively, compared to the prior year periods. Revenues from our agency business decreased due to consolidation in traditional media outlets and softness in transactions. Advertising revenues from our consumer and professional publishing businesses were lower as well due to reductions in customer budgets.

The increases in segment operating profit and the related margin for the three months ended September 30, 2009 were due to integration-related savings, effective cost management and favorable effects from foreign currency, which more than offset the impact of lower revenues. In the three-month period, approximately half the improvement in the segment operating profit margin was attributable to foreign currency. In the nine-month period, approximately 160 basis points of the improvement in segment operating profit margin was due to savings and efficiency and the balance was attributable to foreign currency.

We believe that segment operating profit margin has reached a peak in the second quarter of 2009, until revenues increase in conjunction with the economic recovery.

IFRS Results

The following table provides information about revenues and segment operating profit on an IFRS basis:

	Nine months ended
	September 30,
(millions of U.S. dollars)	2009	2008
Revenues	5,621	4,284
Segment operating profit	1,130	728
Segment operating profit margin	20.1%	17.0%

The discussion of Markets results on an IFRS basis for the three months ended September 30, 2009 compared to the prior year is included within this section under “IFRS and Pro Forma Results.” The discussion of Markets results on an IFRS basis for the nine months ended September 30, 2009 compared to the prior year is provided here.

Revenues for the nine months ended September 30, 2009 increased 31% compared to the prior year period. The increase was comprised of a 40% increase from acquired businesses, an 8% decrease from the unfavorable effect from foreign currency and a 1% decrease from existing businesses. The contributions from acquired businesses were primarily attributable to the Reuters acquisition, which was completed April 17, 2008. Segment operating profit for the nine months ended September 30, 2009 increased 55% compared to the prior year period principally due to the acquisition of Reuters. The increases in segment operating profit and the related margin also reflected the realization of benefits from our integration program.

Professional division

In the first quarter of 2009, we reorganized the Professional division into three segments: Legal, Tax & Accounting and Healthcare & Science. The Tax & Accounting segment now includes certain international businesses previously reported in the Legal segment. An intellectual property business that combines Professional division-wide capabilities related to patents, trademarks and standards is now managed within the Legal segment. The Healthcare & Science segment now manages the Healthcare businesses as well as the operations of the former Scientific segment which serve the pharmaceutical, academic and government markets.  Segment information for the three and nine months ended September 30, 2008 was restated to reflect this organizational structure.

The following tables summarize revenues for the three and nine months ended September 30, 2009 and 2008:

	Three months ended
	September 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues from ongoing businesses	1,355	1,350	1%	1%	(2%	)	-
Revenues from disposals	4	8	n/m	n/m	n/m		n/m
Revenues	1,359	1,358	n/m	n/m	n/m		-

	Nine months ended
	September 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues from ongoing businesses	4,005	3,967	2%	2%	(3%	)	1%
Revenues from disposals	19	69	n/m	n/m	n/m		n/m
Revenues	4,024	4,036	n/m	n/m	n/m		-

n/m = not meaningful.

The following table summarizes operating profit for the three and nine months ended September 30, 2009 and 2008:

	Three months ended				Nine months ended
	September 30,				September 30,
(millions of U.S. dollars)	2009	2008	% Change		2009	2008	% Change
Segment operating profit from ongoing businesses	391	400	(2%	)	1,134	1,122	1%
Segment operating loss from disposals	(7)	(5)	n/m		(13)	(4)	n/m
Segment operating profit	384	395	(3%	)	1,121	1,118	-

Segment operating profit margin for ongoing businesses	28.9%	29.6%			28.3%	28.3%
Segment operating profit margin	28.3%	29.1%			27.9%	27.7%

n/m = not meaningful.

Revenues for our Professional division were comparable to the prior year for both the three and nine months ended September 30, 2009. These results include our Dialog business that was sold in July 2008 as well as our PDR (Physicians’ Desk Reference) business that was sold in September 2009 and PLM (a provider of drug information in Latin America), which we intend to sell. We report these businesses as disposals as they do not qualify to be reported as discontinued operations. The following discussion regarding our performance is related to our ongoing businesses.

For the three-month period, revenues from ongoing business were comparable to the prior year. Excluding the effects of foreign currency, revenues from ongoing businesses increased 2% for the three-month period. For the nine-month period, revenues from ongoing businesses increased 1% compared to the prior year. Excluding the effects of foreign currency, revenues from ongoing businesses increased 4% for the nine-month period. The increases in revenues, excluding the effects of foreign currency, were primarily from our subscription-based offerings. These increases were partially offset by decreases from print and non-subscription revenues which have been more sensitive to the economic downturn. With respect to the three-month period, revenues from our Legal group’s recurring subscriptions increased 6% compared to the prior year, while print decreased 5% and non-subscription decreased 15% compared to the prior year.

Revenues from acquired businesses reflected contributions from the acquisition of Paisley and other tactical acquisitions.

Segment operating profit from ongoing businesses and the related margin decreased for the three-month period due to slowing revenue growth, a change in business mix and dilution from acquisitions that had lower initial margins. These factors more than offset the benefits of efficiency initiatives and cost controls. For the nine-month period, segment operating profit from ongoing businesses increased modestly and the related margin was comparable to the prior year.

We expect the Professional division’s segment operating profit margin for ongoing businesses to decline slightly for the full year 2009 due to a shift to higher-growth, but lower-margin software and service products, dilution from acquisitions and investments in global expansion initiatives. These items are expected to affect our fourth quarter operating profit margin.

Legal

	Three months ended
	September 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses		Acquired businesses	Foreign currency		Total
Revenues	917	940	(2%	)	1%	(1%	)	(2%	)
Segment operating profit	305	322						(5%	)
Segment operating profit margin	33.3%	34.3%

	Nine months ended
	September 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues	2,683	2,727	-	1%	(3%	)	(2%	)
Segment operating profit	887	895					(1%	)
Segment operating profit margin	33.1%	32.8%

Revenues decreased 2% for both the three and nine months ended September 30, 2009 compared to the prior year. Excluding the effects of foreign currency, revenues decreased 1% for the three-month period and increased 1% for the nine-month period, compared to the prior year.

For the three-month period, excluding the effects of foreign currency, revenues from subscription offerings, which include Westlaw, Westlaw Business and FindLaw, increased 6% (4% from existing businesses). Revenues from our flagship Westlaw subscription offering increased 3% and FindLaw increased 11% due to continued demand for client development solutions. Given the subscription nature of our business, the impact from lower, but still positive, net sales on our reported revenues tends to lag the economic cycle. This dynamic is impacting our revenue growth rates. Increases from subscription offerings were more than offset by a 15% decrease in non-subscription offerings, which include ancillary database usage, enterprise software, consulting services and trademark searches, all of which have been more sensitive to the economic environment as customers have tightened their spending. A 5% decline in print reflected the reversal of favorable timing on product shipments in the first half of 2009 and the effects of increased cancellations. Revenues from our global legal businesses also increased.

For the nine-month period, excluding the effects of foreign currency, revenues from subscription offerings increased 7% (5% from existing businesses), while non-subscription and print decreased 13% and 1%, respectively. We expect print revenues will continue to decline. Additionally, we remain cautious about the revenue prospects for print and non-subscription services, as improvement in the revenue trends for these offerings is unlikely until the overall economy improves.

From a customer segment perspective, excluding the effects of foreign currency, revenues from large and medium-sized law firms declined for both the three and nine-month periods compared to the prior year. Revenues from small law firms and government units increased for the same time periods.

Segment operating profit and the related margin decreased for the three-month period compared to the prior year. These decreases were attributable to a less favorable revenue mix, partially due to the decrease in revenues from highly profitable print products, more than offsetting the benefits of cost controls and efficiency initiatives. For the nine-month period, segment operating profit decreased modestly, largely influenced by the factors that affected the three-month period. The related margin increased slightly due to a benefit from foreign currency.

Tax & Accounting

	Three months ended
	September 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues	225	210	4%	4%	(1%	)	7%
Segment operating profit	36	40					(10%	)
Segment operating profit margin	16.0%	19.0%

	Nine months ended
	September 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues	695	646	4%	5%	(1%	)	8%
Segment operating profit	113	118					(4%	)
Segment operating profit margin	16.3%	18.3%

For the three and nine months ended September 30, 2009, revenues increased 7% and 8%, respectively, compared to the prior year. Excluding the effects of foreign currency, revenues increased 8% and 9% for the three and nine-month periods, respectively, compared to the prior year.

Revenues from existing businesses increased 4% for both the three and nine-month periods compared to the prior year due to continued strong demand for our Corporate and Professional software and services solutions. Revenues from Corporate software and services increased 10% and 8% for the three and nine-month periods, respectively. Revenues from Professional software and services increased 8% in both periods. Revenues from our Research & Guidance business decreased 2% in both periods as a double-digit decline in demand for print products more than offset higher revenues from Checkpoint, which increased 7% and 6% for the three and nine-month periods, respectively.

Revenues from acquired businesses reflected our December 31, 2008 acquisition of Paisley, as well as other businesses acquired in 2008.

Segment operating profit and the related margin decreased primarily due to a shift in business mix to higher-growth but lower-margin businesses, dilution from acquisitions which had lower initial margins, and technology-related product investments.

We expect revenue growth to accelerate in the fourth quarter, but that the impact of acquisitions, investments and revenue mix will continue to negatively impact segment operating profit margin.

Healthcare & Science

	Three months ended
	September 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues from ongoing businesses	213	200	8%	-	(1%	)	7%
Revenues from disposals	4	8	n/m	n/m	n/m		n/m
Revenues	217	208	n/m	n/m	n/m		4%

	Nine months ended
	September 30,		Percentage change due to:
(millions of U.S. dollars)	2009	2008	Existing businesses	Acquired businesses	Foreign currency		Total
Revenues from ongoing businesses	627	594	8%	-	(2%	)	6%
Revenues from disposals	19	69	n/m	n/m	n/m		n/m
Revenues	646	663	n/m	n/m	n/m		(3%	)

	Three months ended			Nine months ended
	September 30,			September 30,
(millions of U.S. dollars)	2009	2008	% Change	2009	2008	% Change
Segment operating profit from ongoing businesses	50	38	32%	134	109	23%
Segment operating loss from disposals	(7)	(5)	n/m	(13)	(4)	n/m
Segment operating profit	43	33	30%	121	105	15%

Segment operating profit margin for ongoing businesses	23.5%	19.0%		21.4%	18.4%
Segment operating profit margin	19.8%	15.9%		18.7%	15.8%

n/m = not meaningful.

For the three and nine months ended September 30, 2009, revenues increased 4% and decreased 3%, respectively, compared to the prior year. Excluding the effects of foreign currency, revenues from ongoing businesses increased 8% in each period, compared to the prior year. These increases were primarily due to continued strong demand by the Payer market, particularly from Federal and Employer customer groups, for our healthcare spending data and analytics solutions, for which revenues increased approximately 20% compared to both prior year periods. Revenues from our Scientific & Scholarly Research business increased 6% and 7% for the three-month and nine-month periods, respectively, driven by higher revenues from Web of Knowledge / Web of Science. Revenues from our Life Sciences business increased 8% and 4% for the three-month and nine-month periods, respectively.

For the three and nine months ended September 30, 2009, segment operating profit from ongoing businesses and the related margin increased compared to the prior year due to increased revenues and eliminating cost redundancies by combining parts of the Healthcare and Science operations. The three-month period also benefited from favorable timing of certain expenses. These results also reflected the favorable impact of foreign currency which represented about 100 basis points of margin improvement for the three-month period and slightly less improvement for the nine-month period, compared to the prior year.

We expect revenue growth to decelerate in the fourth quarter.

Corporate & Other

IFRS and Pro Forma Results

The following table details our Corporate & Other expenses for the three months ended September 30, 2009 and 2008 on an IFRS basis. We also include pro forma information for the nine months ended September 30, 2008.

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2009	2008	2009	Pro Forma 2008
Core corporate expenses	49	46	170	171
Integration program costs	148	96	343	310
Fair value adjustments	47	(61)	135	(77)
Total	244	81	648	404

Corporate & Other expenses increased $163 million and $244 million for the three and nine months ended September 30, 2009, respectively, compared to the prior year. These increases reflected higher integration program costs and unfavorable fair value adjustments.

Core corporate expenses reflected savings from our integration program, which were offset by higher pension and share-based compensation expenses.

Integration program costs increased for both the three and nine months ended September 30, 2009 compared to the prior year. In 2009, we moved to the next phase of our integration program where more of our efforts are directed at technology and product rationalization and less on headcount reduction. Accordingly, the timing and mix of spending in the current year periods has changed as compared to the prior year.

In each period in the current and prior year, Corporate & Other expenses included fair value adjustments associated with foreign currency embedded derivatives in customer and vendor contracts. For the three months ended September 30, 2009, these adjustments primarily reflected changes in foreign currency exchange rates between the U.S. dollar and Euro; the U.S. dollar and other currencies; and the Euro and other currencies. For the nine months ended September 30, 2009, these adjustments also reflected changes in foreign currency exchange rates between the U.S. dollar and British pound sterling.

IFRS Results

The following table details our Corporate & Other expenses on an IFRS basis for the periods presented:

	Nine months ended
	September 30,
(millions of U.S. dollars)	2009	2008
Core corporate expenses	170	146
Integration program costs	343	310
Reuters transaction costs	-	68
Fair value adjustments	135	(79)
Total	648	445

The discussion of Corporate & Other expenses on an IFRS basis for the three months ended September 30, 2009 compared to the prior year is included within this section under “IFRS and Pro Forma Results.” The discussion of Corporate & Other expenses on an IFRS basis for the nine months ended September 30, 2009 compared to the prior year is provided here.

Corporate & Other expenses increased $203 million in the nine months ended September 30, 2009, compared to the prior year. This increase was principally due to fair value adjustments. The increased core corporate expenses related to the timing of the Reuters acquisition as well as higher pension and share-based compensation expenses partially offset by lower healthcare costs.

Reuters transaction costs were incurred prior to the acquisition closing date of April 17, 2008 and primarily consisted of consulting costs for integration planning and closing date communications, as well as expenses associated with retention programs.

In each period for the current and prior year, fair value adjustments primarily reflected foreign currency embedded derivatives in customer and vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

We expect to continue to generate significant free cash flow in 2009 because of our strong business model and diversified customer base. We also have access to a committed $2.5 billion syndicated credit facility until August 2012. In 2009, we have issued approximately $1.1 billion of long-term debt securities reflecting our continued ability to access credit markets. We believe that cash from our operations and available credit facilities will be sufficient to fund our cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and possible share repurchases. We include more detail about our liquidity and capital resources below.

Financial Position

At September 30, 2009, our total assets were $35.6 billion compared to $34.6 billion at December 31, 2008. The increase in total assets was due to higher cash balances from debt issuances, which are being used to repay 2009 debt maturities and to fund early redemption of certain notes prior to their maturity in 2010 and 2011, and changes in foreign currency exchange rates. These effects were partially offset by depreciation and amortization.

Net Debt

The following table presents information related to our net debt as of the dates indicated:

	As at
(millions of U.S. dollars)	September 30, 2009	December 31, 2008
Current indebtedness	1,049	688
Long-term debt	7,535	6,783
Total debt	8,584	7,471
Swaps	(247)	57
Total debt after swaps	8,337	7,528
Remove fair value adjustments for hedges	(37)	26
Remove transaction costs and discounts included in carrying value of debt	55	47
Less: cash and cash equivalents	(1,860)	(841)
Net debt	6,495	6,760

The increase in total debt reflected our March 2009 issuance of C$750 million principal amount of 6.00% notes due in March 2016 and our September 2009 issuance of $500 million principal amount of 4.70% notes due in October 2019. See the section below entitled “2009 Activity” for a detailed discussion on the use of proceeds from these issuances to repay certain notes.

2009 Activity

We have used the proceeds from our March 2009 debt issuance to repay 2009 debt maturities. Upon completing the March 2009 issuance, we entered into two cross-currency swap agreements which converted these notes to US$610 million principal amount with an interest rate of 6.915%. The net proceeds from this issuance were partially used to repay C$250 million principal amount of notes that matured in June 2009 (which were repaid for $184 million) and to repay $200 million principal amount of notes that matured in August 2009. The remaining net proceeds will be used to repay notes that mature in December 2009.

We used the proceeds from our September 2009 debt issuance to finance the early redemption of three series of notes in October 2009, as discussed in more detail below. This issuance and the redemptions enabled us to extend the overall duration of our debt portfolio, reduce our 2010 and 2011 financing requirements by $580 million and obtain favorable interest rates.

In September 2009, we exercised our right to redeem the following debt securities prior to their scheduled maturity:

●	$75 million principal amount of 7.74% notes due 2010;

●	$250 million principal amount of 4.75% notes due 2010; and

●	C$400 million principal amount of 6.85% medium term notes due 2011.

We redeemed these debt securities in October 2009 for $629 million, including accrued interest, early prepayment premiums and the settlement of associated cross-currency interest rate swap agreements. In anticipation of the early redemption, we recorded a $35 million loss in September 2009 in “Other finance (costs) income” in our consolidated income statement, primarily representing the prepayment premiums partially offset by gains recycled from equity for the related swap agreements previously designated as cash flow hedges. See “Subsequent Events” for additional information.

At September 30, 2009, the remaining net proceeds from our March 2009 debt issuance and the net proceeds from our September 2009 debt issuance were invested in short-term bank deposits and money market funds and reported in “cash and cash equivalents” in our statement of financial position.

2008 Activity

In June 2008, we issued approximately $3 billion of debt securities through separate U.S. and Canadian public offerings. Upon completion of our Canadian offering, we entered into two cross-currency interest rate swap agreements.  Our notes due 2011 will pay a floating interest rate on US$593 million and our notes due 2015 will pay an interest rate of 6.25% on US$593 million. We used the net proceeds from these offerings and other resources available to us to fully repay borrowings under an acquisition credit facility drawn to finance a portion of the cash consideration for the Reuters acquisition.

In February 2008, we repaid $400 million principal amount of notes upon their maturity.

The Reuters assets that we acquired included $465 million of cash. Additionally, we assumed certain financial obligations of Reuters, which included the following:

●	A revolving credit facility with £312 million outstanding, which was repaid in April 2008;

●	£63 million of commercial paper outstanding, which was repaid in the second quarter of 2008;

●
500 million Euro principal amount of debentures due 2010, for which we subsequently entered into cross-currency interest rate swap agreements whereby these debentures will ultimately pay a floating rate based on LIBOR on US$762 million;

●
250 million Euro principal amount of floating rate notes which matured and were repaid in November 2008. We entered into a cross-currency interest rate swap agreement whereby these notes were redeemed for US$398 million on maturity;

●	1 billion Japanese yen principal amount of bonds, which were repaid in June 2008; and

●	Certain derivative instruments used by Reuters to hedge the above-mentioned debentures and notes, which were settled in April 2008.

Additional Information on Liquidity

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. At September 30, 2009, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements.

Total Equity

The following table displays the changes in our total equity:

(millions of U.S. dollars)
Balance at December 31, 2008	18,488
Net earnings for the nine months ended September 30, 2009	685
Common share issuances (1)	64
Effect of share-based compensation plans on paid in capital	42
Dividends declared on common shares (1)	(694)
Dividends declared on preference shares	(2)
Unrecognized net loss on cash flow hedges	(61)
Change in foreign currency translation adjustment	746
Actuarial losses on defined benefit pension plans	(64)
Distributions to non-controlling interests	(21)
Balance at September 30, 2009	19,183

(1)	Upon unification, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares on September 10, 2009.

Guarantees

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facility. Under our revolving credit facility discussed below, we must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the guarantee) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at September 30, 2009.

We have also commenced an internal reorganization that contemplates the amalgamation of Thomson Reuters Corporation and a successor company to Thomson Reuters UK Limited (formerly known as Thomson Reuters PLC). If the reorganization is completed in the first quarter of 2010 as currently expected, Thomson Reuters Corporation will possess all of the rights and be subject to all of the liabilities of the two companies, including the liabilities that are the subject of the cross guarantees that the two parent companies entered into as part of the DLC structure. This would place Thomson Reuters creditors in the same position that they would have been in had Thomson Reuters been operating under a single parent company structure.

Ratings

The following table sets forth the ratings that we have received from rating agencies in respect of our outstanding securities as of September 30, 2009:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	-	R-1 (low)	F2
Trend/Outlook	Stable	Negative	Stable	Stable

There have been no changes in our credit ratings from Moody’s, Standard & Poor’s, DBRS Limited and Fitch in 2009 and we are not aware of any changes being contemplated by these rating agencies.

You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

Hedging Program for Reuters Consideration

As the funding of the cash consideration paid to former Reuters shareholders fluctuated based on the $/£ exchange rate, we commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, we paid $76 million for the purchase of several sterling call options with a cumulative notional value of £2.3 billion and various strike prices approximating $2.05/£1.00. These options expired at various dates from February to April 2008.

Throughout April 2008, we entered into multiple short-term forward foreign exchange contracts to mitigate exposures to changes in the $/£ exchange rate. We recognized a gain of $9 million within other finance costs in our income statement associated with these agreements in the second quarter of 2008.

Additionally, after we completed the sale of Thomson Learning in 2007, we invested a portion of the proceeds in sterling-denominated money market funds and in sterling term bank deposits. These funds were utilized to fund a portion of the cash consideration paid to former Reuters shareholders.

Share Repurchase Program

We may repurchase shares from time to time as part of our capital management strategy. Under our current Normal Course Issuer Bid (NCIB) effective through May 12, 2010, we may repurchase the equivalent of up to $500 million of our shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. We may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. Shares that are repurchased are cancelled. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

In April 2008, we commenced a $500 million share repurchase program, under which approximately 16.5 million shares were ultimately repurchased through the program’s completion in July 2008. We subsequently repurchased an additional 0.9 million shares at a cost of $21 million during the third quarter of 2008. We did not repurchase any shares in the nine months ended September 30, 2009.

The following table summarizes repurchase activities for the periods indicated:

Three months ended	Shares repurchased	Average price per share
June 30, 2008	15,645,535	$30.59
September 30, 2008	1,737,350	$24.68
December 31, 2008	-	-
March 31, 2009	-	-
June 30, 2009	-	-
September 30, 2009	-	-

Dividend Reinvestment Plan (DRIP)

Our dividend reinvestment plan allows eligible holders of Thomson Reuters Corporation common shares who are resident in Canada, the U.S. and the U.K. to elect to have their cash dividends reinvested in additional shares. Shareholders resident in other jurisdictions may participate in the plan only if we determine that participation should be made available to those shareholders taking into account the necessary steps to comply with the laws relating to the offering and sale of our shares in those jurisdictions.

During 2008, Woodbridge reinvested the equipment of 50% of the dividends it received during the first three quarters of 2008. Woodbridge’s reinvestment was in accordance with the terms of our DRIP.

Tradeweb Partnership

In January 2008, we formed a partnership with a consortium of nine global securities dealers to seek to further expand Tradeweb, a Markets division business. The partnership utilizes Tradeweb’s established market position in creating a global multi-asset class execution venue for clients. See note 24 to our financial statements for the nine months ended September 30, 2009 for additional information.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving credit facility and our commercial paper program, as well as the issuance of public debt. At September 30, 2009, we had no borrowings outstanding on our $2.5 billion revolving credit facility.  We also had no commercial paper outstanding at September 30, 2009. Our principal uses of cash have been for debt servicing costs, debt repayments, dividend payments, capital expenditures and acquisitions. Additionally, as discussed in the section above entitled “Share Repurchases,” we have occasionally also used some of our cash to repurchase outstanding shares in open market transactions.

Operating activities.  For the three months ended September 30, 2009, cash provided by operating activities was $513 million compared to $592 million in the prior year. The decrease in cash provided arose primarily from the timing of interest payments on approximately $3.0 billion in long-term term debt issued in June 2008, for which the first scheduled interest payments occurred in 2009. For the nine months ended September 30, 2009, cash provided by operating activities of approximately $1.8 billion was comparable to the prior year. Higher cash profits and lower tax payments were offset by unfavorable working capital movements and higher interest payments due to increased debt levels. The prior year also benefited from interest income derived from funds held in anticipation of the Reuters acquisition. The current year period included the acquired Reuters business for the entire period, whereas the prior year period only included Reuters from its date of acquisition, April 17, 2008.

Investing activities.  For the three months ended September 30, 2009, cash used in our investing activities was $293 million compared to $182 million in the prior year.  This increased outflow primarily reflected the cash proceeds from the disposal of certain businesses in the prior year, including a required divestiture to obtain regulatory approval for the Reuters acquisition. For the three-months ended September 30, 2009, capital expenditures were comparable to the prior year, reflecting integration-related investments in both periods. For the nine months ended September 30, 2009, cash used in our investing activities was $780 million compared to $8.7 billion in the prior year. This decreased outflow reflected lower acquisition spending compared to the prior year, which included a payment of approximately $8.5 billion in May 2008 to satisfy the cash consideration component of the Reuters acquisition. Higher capital expenditures were incurred in our Markets division primarily for the development of common platforms for content and information delivery as well as the integration of the acquired Reuters operations.  Capital expenditures increased in our Professional division as a result of continued development of our Westlaw platform. The nine-month period of 2008 also reflected proceeds from, and investment related to, the formation of our Tradeweb partnership. Investing cash flows from discontinued operations for the nine-month period of 2008 represented cash paid for certain working capital adjustments and taxes.

Financing activities. For the three months ended September 30, 2009, cash provided by financing activities was $63 million compared to cash used of $182 million in the prior year. The increase in cash provided was due to proceeds realized from our $500 million issuance of debt securities in September 2009 partially offset by repayment of $200 million in debt securities upon their maturity in August 2009 and higher dividends paid. There were no issuances or repayments of long-term debt in the prior year period. Dividends increased as we paid our regular quarterly dividend in the current year as compared to a pro-rated dividend in the prior year, which was partially reinvested in our shares from Woodbridge’s participation in our DRIP. Due to the timing of the Reuters acquisition, the dividend payment made in the third quarter of 2008 represented a pro-rated amount of our quarterly dividend.

For the nine months ended September 30, 2009, cash provided by financing activities was $12 million compared to $484 million in the prior year. Our financing activities in 2009 principally reflected our issuance of approximately $1.1 billion in debt securities through offerings in March and September 2009, the repayment of approximately $0.4 billion in debt securities upon their maturity and dividends paid. Financing activities for the nine months ended September 30, 2008 reflected a significantly higher level of debt-related activity associated with the Reuters acquisition, during which we used available credit facilities, issued approximately $3.0 billion in long-term debt in June 2008 and repaid obligations assumed in the Reuters acquisition. We also realized proceeds from the settlement of acquired derivative instruments. See “Financial Position” for additional information. Lastly, between April and July 2008, we completed a $500 million share repurchase program. See the section entitled “Share Repurchase Program” for further discussion.

For the nine months ended September 30, 2009, dividends paid increased $20 million compared to the prior year. The prior year included a dividend payment to the former Reuters shareholders that was assumed in the Reuters acquisition. Excluding the assumed dividend, dividend payments increased $266 million in the nine months September 30, 2009 compared to the prior year due to a greater number of outstanding shares resulting from the Reuters acquisition, Woodbridge’s participation in our DRIP in 2008 and an increase in our quarterly dividend rate from $0.27 per share in 2008 to $0.28 per share in 2009.

The following table sets forth dividend-related activity:

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2009	2008	2009	2008
Dividend payable assumed	-	-	-	246
Dividends declared	232	182	694	560
Dividends reinvested	(4)	(36)	(12)	(144)
Dividends paid	228	146	682	662

Free cash flow. The following table sets forth calculations of our free cash flow for the three and nine months ended September 30, 2009 and 2008:

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2009	2008	2009	2008
Net cash provided by operating activities	513	592	1,770	1,756
Capital expenditures, less proceeds from disposals	(254)	(259)	(720)	(615)
Other investing activities	2	-	1	(7)
Investing activities of discontinued operations	-	-	-	(7)
Dividends paid on preference shares	(1)	(1)	(2)	(4)
Free cash flow	260	332	1,049	1,123

Free cash flow for the three months ended September 30, 2009 decreased compared to that of the prior year due to lower net cash provided by operating activities, primarily due to higher net interest payments.

Free cash flow for the nine months ended September 30, 2009 decreased compared to the prior year period as higher cash profits and lower tax payments were offset by unfavorable working capital movements, higher interest payments due to increased debt levels and increased capital expenditures. The prior year benefited from interest income derived from funds held in anticipation of the Reuters acquisition. The increase in capital expenditures reflected platform and product development initiatives. The current year period included the acquired Reuters business for the entire period, whereas the prior year period only includes Reuters from its date of acquisition, April 17, 2008.

Credit facility.  We have a $2.5 billion unsecured revolving credit facility that currently expires in August 2012.  We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. As of September 30, 2009, we had no borrowings under this facility.

We can utilize this facility to provide liquidity in connection with our commercial paper program and for general corporate purposes. Based on our current credit rating, the cost of borrowing under the agreement is priced at the London Interbank Offered Rate plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our credit facility fees and borrowing costs. The facility contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this facility is described in the “Financial Position” subsection above. We monitor the lenders that are party to our facility. We believe that they continue to be willing and able to lend to us under the facility.

Debt shelf registration.  In December 2008, we filed a new shelf prospectus that allows us to issue up to $3 billion principal amount of debt securities from time to time through January 2011. To date, we have issued approximately $1.1 billion principal amount of debt securities under this prospectus.

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations. For a summary of our other off-balance sheet arrangements, commitments and contractual obligations, please see our management’s discussion and analysis for the year ended December 31, 2008. There were no material changes to these other arrangements, commitments and obligations during the nine months ended September 30, 2009.

Contingencies

Lawsuits and Legal Claims

In February 2008, a purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc.  In April 2008, this case was dismissed with prejudice.  The plaintiffs have appealed this dismissal, and we are currently awaiting a ruling from the United States Court of Appeals for the Ninth Circuit.

Other

The section entitled “Risks arising from Financial Instruments” in note 16 to our consolidated financial statements for the year ended December 31, 2008 contains a discussion of the risks that we face with respect to financial instruments.

In addition to the matter described in this “Contingencies” section, we are engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us, including the matter described above, is subject to future resolution, including the uncertainties of litigation.  Based on information currently known by us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. We review the adequacy of these provisions at each balance sheet date. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified us that it would challenge certain positions taken on our tax returns. We do not believe that any material impact will result from this challenge.

Please also see our management’s discussion and analysis for the year ended December 31, 2008 for a summary of our uncertain tax positions.

OUTLOOK

We reaffirm our previous outlook that revenues are expected to grow in 2009 and underlying operating profit margin and free cash flow will be comparable with 2008. The revenue impact of weaker 2009 subscription net sales in Markets and Legal is expected to continue to be a drag on revenues through the first half of 2010; however, good growth in other units, continued focus on effective cost management and the benefits of the integration program are expected to reduce the impact on operating profit and maintain strong free cash flow.

The material assumptions underlying our outlook are that it is based on the current environment in the markets that we serve and it excludes the impact of changes in foreign currency exchange rates.

RELATED PARTY TRANSACTIONS

As of November 4, 2009, Woodbridge beneficially owned approximately 55% of our shares.

Transactions with Woodbridge

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of our products and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2008, the total amount charged to Woodbridge for these services was approximately $330,000.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. These premiums were approximately $80,000 in 2008, which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. We replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Transactions with Affiliates and Joint Ventures

We enter into transactions with our investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services. For the nine months ended September 30, 2009, these services were valued at approximately $7 million.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $2 million for the nine months ended September 30, 2009.

Our Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to the Tradeweb New Markets business established in 2008, and in which it has a 20% ownership stake. For the nine months ended September 30, 2009, we recognized revenues of $14 million related to these services.

In connection with the acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs related to 3XSQ Associates for the nine months ended September 30, 2009 were approximately $28 million for rent, taxes and other expenses.

Other transactions

In February 2005, we entered into a contract with Hewitt Associates Inc. (Hewitt) to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, we expect to pay Hewitt an aggregate of approximately $165 million over a 10-year period that began in 2006. In 2008, we paid Hewitt $11 million for its services. Steven A. Denning, one of our directors and chairman of the board’s Human Resources Committee, was a director of Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

SUBSEQUENT EVENTS

In October 2009, we redeemed the following debt securities prior to their scheduled maturity dates for $629 million including accrued interest, prepayment premiums and the settlement of associated cross-currency interest rate swap agreements:

●	$75 million principal amount of 7.74% notes due 2010;

●	$250 million principal amount of 4.75% notes due 2010; and

●	C$400 million 6.85% medium term notes due 2011.

ACCOUNTING POLICIES

On July 23, 2009, we filed amended financial statements for the three months ended March 31, 2009 to restate these statements to reflect our accounting policies under IFRS, with effect from January 1, 2008. Those amended financial statements represented the initial presentation of our results and financial position under IFRS. Our annual financial statements for the year ended December 31, 2009 will be the first annual period which we report under IFRS. Periods prior to January 1, 2008 have not been restated.

See notes 1, 2 and 3 to our financial statements for the nine months ended September 30, 2009 for information on our adoption of IFRS including a detailed discussion regarding our significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements.

Additionally, note 30 to our financial statements for the nine months ended September 30, 2009 contains a detailed description of our conversion to IFRS, including a line-by-line reconciliation of our financial statements previously prepared under Canadian GAAP to those under IFRS for the nine months ended September 30, 2008 and our statement of financial position as of December 31, 2008.

ADDITIONAL INFORMATION

Depreciation and Amortization of Computer Software by Segment

The following table details the total of depreciation and amortization of computer software by segment for each of the periods presented. We have also included supplemental pro forma basis information for the nine months ended September 30, 2008. Amounts have been restated to be on a comparable basis to our 2009 segment presentation.

	Three months ended		Nine months ended
	September 30,		September 30,
					Pro Forma Basis
(millions of U.S. dollars)	2009	2008	2009	2008	2008
Markets division	(152)	(160)	(449)	(344)	(474)
Professional division
Legal	(66)	(62)	(194)	(187)	(187)
Tax & Accounting	(19)	(15)	(57)	(42)	(42)
Healthcare & Science	(18)	(16)	(55)	(44)	(44)
Corporate and Other	(8)	(9)	(18)	(13)	(13)
Disposals	-	-	(1)	(3)	(3)
Total	(263)	(262)	(774)	(633)	(763)

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. We have considered our recent adoption of IFRS in our internal and disclosure control processes.

Internal Control over Financial Reporting

Our recent conversion to IFRS from Canadian GAAP impacted the way we present our financial results. We previously evaluated the impact of the conversion on our accounting and financial reporting systems and we updated the requisite systems to enable us to transition our reporting from Canadian GAAP to IFRS.

As a result of our acquisition of Reuters on April 17, 2008, we expanded our internal controls over financial reporting to include consolidation of the Reuters results of operations, as well as acquisition accounting and disclosures.  Additionally, in 2008, as part of our integration program, we migrated certain legacy financial processing systems to company-wide software as well as transferred various workflows to shared service centers.  In connection with the software implementation and transfer of workflows from the legacy systems, we modified the design and documentation of our internal control processes and procedures.

As we execute our integration program across our organization through 2011, we anticipate that additional business information systems will be consolidated and related workflow processes will be migrated as legacy shared service center environments mature into a single global business services organization. There was no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of November 4, 2009, we had outstanding 829,437,418 common shares, 6,000,000 Series II preference shares, 17,954,381 stock options and a total of 7,207,493 restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

Public Securities Filings and Regulatory Announcements

You may access other information about Thomson Reuters, including our 2008 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This management’s discussion and analysis, in particular the sections entitled “Outlook”, and “Integration Program”, includes forward-looking statements that are based on certain assumptions and reflect our current expectations. Forward-looking statements are those that are not historical facts and also include our expectations about future prospects. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2008 annual report. Additional factors are discussed in our materials filed with the securities regulatory authorities from time to time. All information that is not historical in nature disclosed in this management’s discussion and analysis is deemed to be a forward-looking statement. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

APPENDIX A

RECONCILIATION OF UNAUDITED PRO FORMA INFORMATION UNDER CANADIAN GAAP TO UNDER IFRS

Basis of presentation

We have restated our previously reported unaudited pro forma information for 2008 under Canadian GAAP to reflect our adoption of IFRS. Our pro forma financial information has been compiled from the underlying IFRS basis financial information of Thomson Reuters Corporation included in the accompanying financial statements for the nine months September 30, 2009. The underlying financial information of Reuters was compiled from its internal records.

Our pro forma information:

•	was not audited;

•
was prepared on a basis as though the Reuters acquisition closed on January 1, 2007 and is for informational purposes only, and because of its nature, addresses a hypothetical situation and, therefore, does not represent our actual results;

•	contains adjustments based on information current as of our management’s discussion and analysis for the year ended December 31, 2008;

•
was calculated in a manner consistent with the preparation of the unaudited pro forma information included in Appendix A of our management’s discussion and analysis for the year ended December 31, 2008, except for the effect of our adoption of IFRS; and

•
was not adjusted to reflect any matters not directly attributable to the Reuters acquisition. No adjustment, therefore, was made to periods prior to the closing date (April 17, 2008) for actions which have or may be taken upon completion of the acquisition, such as any of our integration plans.

Reconciliations of Unaudited Pro Forma Information

The following tables reconcile our unaudited pro forma information for the nine months ended September 30, 2008 under Canadian GAAP to that under IFRS. We also provide an additional analysis describing the reconciling items affecting pro forma operating profit for the period.

Nine months ended September 30, 2008

(millions of U.S. dollars)
Canadian GAAP Accounts	Pro forma information under Canadian GAAP	IFRS adjustments and reclassifications	Remove IFRS retrospective purchase price allocation	IFRS effect on pro forma adjustments	Pro forma information under IFRS	IFRS accounts
Revenues	10,029	17	-	-	10,046	Revenues
Cost of sales, selling, marketing, general and administrative expenses	(7,535)	55	(34)	(14)	(7,528)	Operating expenses
Depreciation	(711)	236	19	93	(363)	Depreciation
	-	(344)	23	(79)	(400)	Amortization of computer software
Amortization	(385)	55	(56)	-	(386)	Amortization of other intangible assets
Impairment of assets held for sale	(72)	(17)	-	-	(89)	Impairment of assets held for sale
	-	29	-	-	29	Other operating gains
Operating profit	1,326	31	(48)	-	1,309	Operating profit

Nine months ended
(millions of U.S. dollars)	September 30, 2008
Pro forma operating profit under Canadian GAAP	1,326

Differences:
IFRS adjustments:
Employee benefits	16
Share-based payments	7
Revenues	13
Impairments	(4)
Foreign currency translation adjustment	(14)
Business combinations	(16)
Other operating gains	28
Discontinued operations	1

Remove IFRS retrospective purchase price allocation included above	(48)

Pro forma operating profit under IFRS	1,309

In the above tables, the caption “IFRS adjustments and reclassifications” represents changes made to Canadian GAAP information to reflect our adoption of IFRS. See note 30 to our financial statements for the nine months ended September 30, 2009 for details of these changes.

Our previously reported pro forma information was compiled applying the final Reuters purchase price allocation retrospectively from January 1, 2007. Retrospective application was also made in converting our Canadian GAAP results to IFRS. Since our pro forma information already accounted for this application, we have removed this adjustment, which is contained within the caption “Business combinations” in the pro forma operating profit reconciliations above.

In the tables above, the caption “IFRS effect on pro forma adjustments” represents changes made to the Canadian GAAP information of standalone Reuters for the pre-acquisition period January 1, 2008 to April 16, 2008 and other adjustments in the calculation of pro forma information, as if this information was prepared under IFRS as applied by Thomson Reuters.

ADJUSTED EARNINGS UNDER IFRS

The table below presents a reconciliation of underlying operating profit to adjusted earnings from continuing operations for the three and nine months ended September 30, 2008. In 2008, we calculated our adjusted earnings by deducting from underlying operating profit certain normally recurring items appearing below operating profit on the income statement.  Additionally, we deducted costs associated with our integration program as well as earnings attributable to non-controlling interests and dividends declared on preference shares.

		Pro Forma
	Three months ended	Nine months ended
(millions of U.S. dollars, except as otherwise indicated and except per share data)	September 30, 2008 (1)	September 30, 2008 (1)
Underlying operating profit	690	1,992
Adjustments:
Integration program costs	(96)	(310)
Net interest expense	(109)	(334)
Income taxes (calculated using an estimated effective tax rate of 25%)	(90)	(241)
Earnings attributable to non-controlling interests	(2)	(8)
Dividends declared on preference shares	(1)	(4)
Adjusted earnings from continuing operations	392	1,095
Adjusted earnings per share from continuing operations	$0.47	$1.31

Weighted average shares outstanding (in millions) (2)	829.4	834.4

(1)	This calculation has been restated to be comparable to our 2009 presentation of disposals.

(2)	Upon unification, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares on September 10, 2009.

Net interest expense for the three-month period reflected actual interest expense, which approximated a proportional amount of the full year pro forma run rate. For the nine-month period, pro forma interest expense was derived as the sum of the actual three-month interest expense plus the proportion of the pro forma full year run rate used for the six months ended June 30, 2008.

Weighted average shares outstanding reflected the actual reported diluted weighted average shares outstanding adjusted as if the approximately 194 million Thomson Reuters PLC shares issued to Reuters shareholders on April 17, 2008 were outstanding from the beginning of the period presented, as well as the effect of the approximately 34 million Reuters Group PLC share options assumed as part of the acquisition.

APPENDIX B

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of quarterly consolidated operating results for Thomson Reuters. Because our IFRS adoption is effective as of January 1, 2008, our 2007 quarterly information is presented on a Canadian GAAP basis. Accordingly, our quarterly information for 2009 and 2008 may not be comparable to that for 2007.

	Quarter		Quarter		Quarter		Quarter
	ended March 31,		ended June 30,		ended September 30,		ended December 31,
	2009	2008	2009	2008	2009	2008	2008	2007
(millions of U.S. dollars, except per share amounts)	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	Canadian GAAP
Revenues	3,131	1,840	3,293	3,133	3,216	3,339	3,395	2,033
Operating profit	376	228	475	254	378	553	633	410
Earnings from continuing operations	189	193	323	160	156	417	550	311
Earnings (loss) from discontinued operations, net of tax	4	2	2	(6)	11	(11)	16	123
Net earnings	193	195	325	154	167	406	566	434
Earnings attributable to common shares (1)	190	193	315	150	162	404	560	432

Dividends declared on preference shares	(1)	(2)	-	(1)	(1)	(1)	(1)	(2)

Basic earnings per share
From continuing operations	$0.22	$0.30	$0.38	$0.20	$0.18	$0.50	$0.66	$0.48
From discontinued operations	0.01	-	-	(0.01)	0.01	(0.01)	0.02	0.19
	$0.23	$0.30	$0.38	$0.19	$0.19	$0.49	$0.68	$0.67

Diluted earnings per share
From continuing operations	$0.22	$0.29	$0.38	$0.20	$0.18	$0.50	$0.65	$0.48
From discontinued operations	0.01	0.01	-	(0.01)	0.01	(0.01)	0.02	0.19
	$0.23	$0.30	$0.38	$0.19	$0.19	$0.49	$0.67	$0.67

(1)	Upon unification, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares on September 10, 2009.

Prior to the acquisition of Reuters, our revenues and operating profits from continuing operations were proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases were concentrated at the end of the year, particularly in the regulatory and healthcare markets. Costs were incurred more evenly throughout the year. Our operating margins historically increased as the year progressed. For these reasons, performance was not comparable quarter to consecutive quarter and was best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. As Reuters revenues and profits have not historically fluctuated as significantly throughout the year, and because we disposed of our former Learning business in 2007, which was a highly seasonal business, the seasonality of our revenues and operating profits is now less pronounced. However, performance remains not comparable quarter to consecutive quarter and is best considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Results for Reuters are included in our financial statements as of April 17, 2008, the closing date of the acquisition, and reflect the continuing costs of our integration program thereafter as well as the benefits of savings realized from that program. All quarters ended prior to and including the quarter ended March 31, 2008 reflect the results of Thomson only.

For the quarter ended June 30, 2008, operating profit and earnings from continuing operations reflected an impairment of assets held for sale. For the quarter ended March 31, 2008, operating profit and earnings reflected expenses associated with the Reuters transaction.